EXECUTED COPY

FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR SEPTEMBER 19, 2002

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
(Exact name of Registrant as specified in its charter)

TELESP HOLDING COMPANY
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima, 3729 10° andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

TABLE OF CONTENTS

Item 1

Telefónica

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

ANNOUNCES INTERMEDIARY DIVIDEND PAYMENT

September 18, 2002 (01 page)

For more information, contact:

Charles E. Allen
TELESP, São Paulo, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: callen@telesp.com.br
URL: http://www.telefonica.com.br

(São Paulo - Brazil), (September 18, 2002) – The Management of Telecomunicações de São Paulo S. A. – Telesp (NYSE: TSP; BOVESPA: TLPP), in accordance with decisions taken at the Meeting of the Board of Directors held on September 18, 2002, hereby informs the shareholders that a reversion in the net amount of R$ 346,247,534.01 (three hundred forty six million, two hundred forty seven thousand, five hundred thirty four reais and one cent), that when increased by the income tax related to the exempted shareholders it adds to R$ 347,168,323.56 (three hundred forty seven million, one hundred sixty eight thousand, three hundred twenty three reais and fifty six cents). This reversion was taken from the account "Special Reserve for dividend payment" listed in the balance sheet as of December 31, 2001. This amount will be used for the payment of dividends until the end of the Fiscal Year 2002 to the common and preferred shareholders of the company recorded in the shareholder's registry book on December 31, 2001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

Date: September 18, 2002

By ______________________

Name: Charles E. Allen
Title: Investor Relations Director

Telecomunicações de São Paulo S.A. – Telesp Announces Dividend Payment